                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                              --------------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                           INFORMATION TO BE INCLUDED
                          IN STATEMENTS FILED PURSUANT
                         TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)



                          DATA BROADCASTING CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $ .01 per share.
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    237596101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                c/o Pearson Inc.
                     1330 Avenue of the Americas, 7th Floor
                            New York, New York 10019
                                 (212) 641-2421
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 With Copies To:
                               Anne E. Gold, Esq.
                           Morgan, Lewis & Bockius LLP
                                 101 Park Avenue
                            New York, New York 10178
                                 (212) 309-6000

                                November 14, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 23 Pages)

         1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).

CUSIP No. 237596101                   13D         Page   2   of   23     Pages
-------------------                               ----------------------------

--------------------------------------------------------------------------------
     1  NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                 PEARSON PLC                 EIN:
--------------------------------------------------------------------------------
     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (A) / /
                                                                     (B) /X/
--------------------------------------------------------------------------------
     3  SEC USE ONLY
--------------------------------------------------------------------------------
     4  SOURCE OF FUNDS*

                 NOT APPLICABLE
--------------------------------------------------------------------------------
     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)                                             / /
--------------------------------------------------------------------------------
     6  CITIZENSHIP OR PLACE OF ORGANIZATION

                 ENGLAND & WALES
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

       NUMBER OF                      0
        SHARES       -----------------------------------------------------------
     BENEFICIALLY     8      SHARED VOTING POWER
       OWNED BY
         EACH                    SEE ITEM 5 OF ATTACHED SCHEDULE
       REPORTING     -----------------------------------------------------------
      PERSON WITH     9      SOLE DISPOSITIVE POWER

                                      0
                     -----------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                               SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                            / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 237596101                   13D         Page   3   of   23     Pages
-------------------                               ----------------------------

--------------------------------------------------------------------------------
     1  NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                 PEARSON OVERSEAS HOLDINGS LTD.    EIN:
--------------------------------------------------------------------------------
     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (A) / /
                                                                     (B) /X/
--------------------------------------------------------------------------------
     3  SEC USE ONLY
--------------------------------------------------------------------------------
     4  SOURCE OF FUNDS*

                 NOT APPLICABLE
--------------------------------------------------------------------------------
     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)                                             / /
--------------------------------------------------------------------------------
     6  CITIZENSHIP OR PLACE OF ORGANIZATION

                 ENGLAND & WALES
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

       NUMBER OF                      0
        SHARES       -----------------------------------------------------------
     BENEFICIALLY     8      SHARED VOTING POWER
       OWNED BY
         EACH                    SEE ITEM 5 OF ATTACHED SCHEDULE
       REPORTING     -----------------------------------------------------------
      PERSON WITH     9      SOLE DISPOSITIVE POWER

                                      0
                     -----------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                               SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                            / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 237596101                   13D         Page   4   of   23     Pages
-------------------                               ----------------------------

--------------------------------------------------------------------------------
     1  NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                 PEARSON NETHERLANDS BV  EIN:
--------------------------------------------------------------------------------
     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (A) / /
                                                                     (B) /X/
--------------------------------------------------------------------------------
     3  SEC USE ONLY
--------------------------------------------------------------------------------
     4  SOURCE OF FUNDS*

                 NOT APPLICABLE
--------------------------------------------------------------------------------
     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)                                             / /
--------------------------------------------------------------------------------
     6  CITIZENSHIP OR PLACE OF ORGANIZATION

                 NETHERLANDS
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

       NUMBER OF                      0
        SHARES       -----------------------------------------------------------
     BENEFICIALLY     8      SHARED VOTING POWER
       OWNED BY
         EACH                    SEE ITEM 5 OF ATTACHED SCHEDULE
       REPORTING     -----------------------------------------------------------
      PERSON WITH     9      SOLE DISPOSITIVE POWER

                                      0
                     -----------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                               SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                            / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 237596101                   13D         Page   5   of   23     Pages
-------------------                               ----------------------------

--------------------------------------------------------------------------------
     1  NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 PEARSON AG                   EIN:
--------------------------------------------------------------------------------
     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (A) / /
                                                                     (B) /X/
--------------------------------------------------------------------------------
     3  SEC USE ONLY
--------------------------------------------------------------------------------
     4  SOURCE OF FUNDS*

                 NOT APPLICABLE
--------------------------------------------------------------------------------
     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)                                             / /
--------------------------------------------------------------------------------
     6  CITIZENSHIP OR PLACE OF ORGANIZATION

                 SWITZERLAND
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

       NUMBER OF                      0
        SHARES       -----------------------------------------------------------
     BENEFICIALLY     8      SHARED VOTING POWER
       OWNED BY
         EACH                    SEE ITEM 5 OF ATTACHED SCHEDULE
       REPORTING     -----------------------------------------------------------
      PERSON WITH     9      SOLE DISPOSITIVE POWER

                                      0
                     -----------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                               SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                            / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 237596101                   13D         Page   6   of   23     Pages
-------------------                               ----------------------------

--------------------------------------------------------------------------------
     1  NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 PEARSON INC.                EIN:51-0261654
--------------------------------------------------------------------------------
     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (A) / /
                                                                     (B) /X/
--------------------------------------------------------------------------------
     3  SEC USE ONLY
--------------------------------------------------------------------------------
     4  SOURCE OF FUNDS*

                 NOT APPLICABLE
--------------------------------------------------------------------------------
     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)                                             / /
--------------------------------------------------------------------------------
     6  CITIZENSHIP OR PLACE OF ORGANIZATION

                 DELAWARE
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

       NUMBER OF                      0
        SHARES       -----------------------------------------------------------
     BENEFICIALLY     8      SHARED VOTING POWER
       OWNED BY
         EACH                    SEE ITEM 5 OF ATTACHED SCHEDULE
       REPORTING     -----------------------------------------------------------
      PERSON WITH     9      SOLE DISPOSITIVE POWER

                                      0
                     -----------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                               SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                            / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       CO
--------------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 237596101                   13D         Page   7   of   23     Pages
-------------------                               ----------------------------

--------------------------------------------------------------------------------
     1  NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 PEARSON HOLDINGS INC.            EIN:52-2119613
--------------------------------------------------------------------------------
     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (A) / /
                                                                     (B) /X/
--------------------------------------------------------------------------------
     3  SEC USE ONLY
--------------------------------------------------------------------------------
     4  SOURCE OF FUNDS*

                 NOT APPLICABLE
--------------------------------------------------------------------------------
     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)                                             / /
--------------------------------------------------------------------------------
     6  CITIZENSHIP OR PLACE OF ORGANIZATION

                 DELAWARE
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

       NUMBER OF                      0
        SHARES       -----------------------------------------------------------
     BENEFICIALLY     8      SHARED VOTING POWER
       OWNED BY
         EACH                    SEE ITEM 5 OF ATTACHED SCHEDULE
       REPORTING     -----------------------------------------------------------
      PERSON WITH     9      SOLE DISPOSITIVE POWER

                                      0
                     -----------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                               SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                            / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       CO
--------------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 237596101                   13D         Page   8   of   23     Pages
-------------------                               ----------------------------

--------------------------------------------------------------------------------
     1  NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 PEARSON LONGMAN, INC.            EIN:13-2971110
--------------------------------------------------------------------------------
     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (A) / /
                                                                     (B) /X/
--------------------------------------------------------------------------------
     3  SEC USE ONLY
--------------------------------------------------------------------------------
     4  SOURCE OF FUNDS*

                 NOT APPLICABLE
--------------------------------------------------------------------------------
     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)                                             / /
--------------------------------------------------------------------------------
     6  CITIZENSHIP OR PLACE OF ORGANIZATION

                 DELAWARE
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

       NUMBER OF                      0
        SHARES       -----------------------------------------------------------
     BENEFICIALLY     8      SHARED VOTING POWER
       OWNED BY
         EACH                    SEE ITEM 5 OF ATTACHED SCHEDULE
       REPORTING     -----------------------------------------------------------
      PERSON WITH     9      SOLE DISPOSITIVE POWER

                                      0
                     -----------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                               SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                            / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       CO
--------------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 237596101                   13D         Page   9   of   23     Pages
-------------------                               ----------------------------

--------------------------------------------------------------------------------
     1  NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 INTERACTIVE DATA CORPORATION           EIN:13-2784145
--------------------------------------------------------------------------------
     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (A) / /
                                                                     (B) /X/
--------------------------------------------------------------------------------
     3  SEC USE ONLY
--------------------------------------------------------------------------------
     4  SOURCE OF FUNDS*

                 NOT APPLICABLE
--------------------------------------------------------------------------------
     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)                                             / /
--------------------------------------------------------------------------------
     6  CITIZENSHIP OR PLACE OF ORGANIZATION

                 DELAWARE
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

       NUMBER OF                      0
        SHARES       -----------------------------------------------------------
     BENEFICIALLY     8      SHARED VOTING POWER
       OWNED BY
         EACH                   2,714,704
       REPORTING     -----------------------------------------------------------
      PERSON WITH     9      SOLE DISPOSITIVE POWER

                                      0
                     -----------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                                2,714,704
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        2,714,704
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                            / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       7.97%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       CO
--------------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.           SECURITY AND ISSUER

                  This Statement on Schedule 13D (the "Statement") relates to the common stock, par value $.01 per share (the "Common Stock"), of Data Broadcasting Corporation, a Delaware corporation (the "Company"). The principal executive office of the Company is 3490 Clubhouse Drive, I-2, Jackson, Wyoming 83001. Information given in response to each item shall be deemed incorporated by reference in all other items.


ITEM 2.           IDENTITY AND BACKGROUND

                  (a) This Statement is being filed by each of the following persons pursuant to Rule 13d-1(a) promulgated by the Securities and Exchange Commission (the "Commission"): (i) Pearson plc, a corporation organized under the laws of England & Wales ("Pearson"); (ii) Pearson Overseas Holdings Ltd., a corporation organized under the laws of England & Wales ("Pearson Overseas"); (iii) Pearson Netherlands BV, a corporation organized under the laws of the Netherlands ("Pearson Netherlands"); (iv) Pearson AG, a corporation organized under the laws of Switzerland ("Pearson AG"); (v) Pearson Inc., a corporation organized under the laws of Delaware ("Pearson Inc."); (vi) Pearson Holdings Inc., a corporation organized under the laws of Delaware ("Pearson Holdings"); (vii) Pearson Longman, Inc., a corporation organized under the laws of Delaware ("Pearson Longman"); and (viii) Interactive Data Corporation, a corporation organized under the laws of Delaware ("Interactive" and, collectively with Pearson, Pearson Overseas, Pearson Netherlands, Pearson AG, Pearson Inc., Pearson Holdings and Pearson Longman, the "Reporting Persons").

                  Pearson is an international media company which is the majority stockholder of Pearson Overseas. Pearson Overseas is an investment holding company which owns 100% of Pearson Netherlands. Pearson Netherlands is a holding company which owns 100% of Pearson AG. Pearson AG is a holding company which is the majority stockholder of Pearson Inc. Pearson Inc. is a holding company which owns 100% of Pearson Holdings. Pearson Holdings is a holding company which owns 100% of Pearson Longman. Pearson Longman is a holding company which, prior to the Merger (as defined below), owns 100% of Interactive. Interactive is an asset valuation business.

                  (b) The addresses of the principal offices of each of the Reporting Persons are as set forth on Schedule A. Schedule A is incorporated into and made a part of this Statement.

                  (c) Attached as Schedule B is the name, principal occupation (where applicable) and business address of each member, executive officer and/or director of each of the Reporting Persons. Schedule B is incorporated into and made a part of this Statement.

                  (d) During the last five years, none of the Reporting Persons nor any person listed on Schedule B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, none of the Reporting Persons nor any person listed on Schedule B has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION


         In connection with the Merger Agreement (as described in the response to Item 4), Interactive has entered into Voting and Standstill Agreements, dated as of November 14, 1999 (the "Voting and Standstill Agreements"), with each of Alan J. Hirschfield Living Trust and AFT/FGT Family Partners and Tessler Family Limited Partnership, stockholders of the Company (each a "Stockholder" and, collectively, the "Stockholders"), with respect to an aggregate of 2,741,704 shares of Common Stock and any additional shares of Common Stock acquired by the Stockholders of record or beneficially after November 14, 1999 (the "Shares"). Each Stockholder separately is the beneficial owner of a portion of the total number of Shares. Neither Interactive nor any of the other persons listed in the response to Item 2 have expended any funds in connection with the Voting and Standstill Agreements, which were entered into as partial consideration for the Merger Agreement.


ITEM 4.           PURPOSES OF TRANSACTIONS

                  On November 14, 1999, the Company, Pearson Longman, Detective Merger-Sub, Inc., a wholly-owned subsidiary of the Company ("Merger-Sub"), and Interactive entered into the Merger Agreement, a copy of which has been filed as an exhibit hereto. The Merger Agreement provides, among other things, for the merger of Merger-Sub with and into Interactive (the "Merger"), with Interactive to be the surviving corporation and a wholly-owned subsidiary of the Company following the Merger. Under the terms of the Merger Agreement, which is subject to the conditions discussed below, upon the Merger, each issued and outstanding share of capital stock of Merger-Sub shall be converted into and become one fully paid and nonassessable share of common stock of Interactive. Further, upon the Merger, the issued and outstanding shares of capital stock of Interactive shall be converted into the right to receive 56,453,800 shares of Common Stock (as adjusted pursuant to the Merger Agreement). The Merger will become effective at such time as the certificate of merger is duly filed with the Secretary of State of the State of Delaware or at such later time as is specified in the certificate of merger (the "Effective Time"). The Merger is subject to the approval of the Company's shareholders, regulatory approvals and other conditions to closing as listed in the Merger Agreement.

         In connection with the execution of the Merger Agreement, Interactive entered into a Voting and Standstill Agreement with each Stockholder. Under its Voting and Standstill Agreement, each Stockholder has agreed that, until the first to occur of (a) the Effective Time or (b) the date of an uncontested termination of the Merger Agreement (the "Termination Date"), at any meeting of the stockholders of the Company, however called, or in connection with any action by written consent of the stockholders of the Company, such Stockholder shall vote (or cause to be voted) or act by written consent with respect to its Shares (i) in favor of the Merger, the amended charter of the Company (the "Amended Charter"), the election of the slate of directors as described in the Merger Agreement, the execution and delivery by the Company of the Merger Agreement and the agreements ancillary thereto and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and its Voting and Standstill Agreement and any actions required in furtherance thereof; (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or the agreements ancillary thereto; and
(iii) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement or any such actions identified in writing by Interactive in advance): (A) any extraordinary corporate transaction, including, without limitation, a merger, consolidation or other business combination involving the Company or any of its Subsidiaries (as defined in the Merger Agreement); (B) a sale, lease or transfer of a material amount of assets of the Company or any of its Subsidiaries or a reorganization, recapitalization, dissolution or liquidation of the Company or any of its Subsidiaries; (C) any change in the majority of the board of directors of the Company; (D) any change in the present capitalization of the Company or any amendment of the Company's certificate of incorporation or by-laws (other than as contemplated by the Amended Charter); (E) any other change in the Company's corporate structure or business; or (F) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially adversely affect the Merger or the transactions contemplated by the Merger Agreement or the agreements ancillary thereto. Each Stockholder further agrees not to enter into any contract or understanding with any person to vote or give instructions in any manner inconsistent with the terms of its Voting and Standstill Agreement.

         Under its Voting and Standstill Agreement, each Stockholder grants to Interactive and any designee of Interactive an irrevocable proxy (until the Termination Date) to vote the Stockholder's Shares as described above. Each Stockholder further agrees to revoke any proxy previously granted by such Stockholder with respect to its Shares.

         Prior to the Termination Date, each Stockholder has agreed to not (a) in its capacity as such, directly or indirectly (including through advisors, agents or other intermediaries), (i) solicit, initiate or encourage (including by way or furnishing information) or respond to (or take any other action designed to facilitate) any inquiries or the making of any proposal by any person (other than Interactive or any affiliate thereof) with respect to the Company that constitutes or could reasonably be expected to lead to any bona fide inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of a business that constitutes 20% or more of the net revenues, net income or the assets of the Company and its Subsidiaries, taken as a whole, or 20% or more of any class of equity securities of the Company or any of its Subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of the Company or any of its Subsidiaries, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries, other than the transactions contemplated by the Merger Agreement (a "Company Takeover Proposal") or (ii) engage in any discussions or negotiations with regard to any Company Takeover Proposal; or (b)(i) except pursuant to the terms of the Merger Agreement or its Voting and Standstill Agreement, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, enforce or permit the execution of the provisions of any redemption agreement with the Company or enter into any contract, option or other arrangement or understanding with respect to, or consent to the offer for sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, or exercise any discretionary powers to distribute, any or all of its Shares or any interest therein, including any trust income or principal, except in each case to a Permitted Transferee (as defined in the Voting and Standstill Agreement) who is or agrees to become bound by the Stockholder's Voting and Standstill Agreement; (ii) except as contemplated by its Voting and Standstill Agreement, grant any proxies or powers of attorney with respect to any of its Shares, deposit any of its Shares into a voting trust or enter into a voting agreement with respect to any of its Shares; or (iii) take any action that would make any representation or warranty of such Stockholder contained in its Voting and Standstill Agreement untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing its obligations under its Voting and Standstill Agreement.

         Unless the Shares held by any trust which is presently subject to the terms of either Voting and Standstill Agreement are transferred to one or more Permitted Transferees who upon receipt of such Shares become signatories to such Voting and Standstill Agreement, such Stockholder acting as a trustee shall not take any action to terminate, close or liquidate any such trust and shall take all steps necessary to maintain the existence thereof at least until the Termination Date.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) Pursuant to the Voting and Standstill Agreements, Interactive, for purposes of Rule 13d-3 promulgated under the Exchange Act, may be deemed to beneficially own 2,741,704 shares of Common Stock, representing approximately 7.97% of the issued and outstanding shares of Common Stock. Pearson, Pearson Overseas, Pearson Netherlands, Pearson AG, Pearson Inc., Pearson Holdings and Pearson Longman, which are affiliates of Interactive, may be deemed to beneficially own the Shares indirectly as a result of their control relationship with Interactive. Any such beneficial ownership would represent the same shared voting and dispositive power exercised by Interactive over the Shares. Each of the Reporting Persons, other than Interactive, disclaims beneficial ownership of the Shares.

         (b) The responses of the Reporting Persons to Items (7) through (11) of the portions of pages 2 through 9 hereto which relate to shares of Common Stock beneficially owned are incorporated herein by reference.

         (c) Except as described in the response to Item 4, there have been no transactions in the shares of Common Stock during the past sixty days by any Reporting Person or any other person listed on Schedule B.

         (d) Except for the Stockholders, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Interactive.

         (e)      Not applicable

         Except as described in this response to Item 5, none of the persons listed on Schedule B beneficially own any shares of Common Stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         As a condition to the Merger, the Company and Pearson Longman will enter into a Registration Rights Agreement (the "Registration Rights Agreement").

         As a condition to the execution of the Merger Agreement by Interactive and Pearson Longman, the Company and Interactive have entered into an Option Agreement, dated as of November 14, 1999 (the "Option Agreement"). A summary of certain provisions contained in the Option Agreement is set forth below:

                  a) GRANT OF OPTION. Subject to the terms and conditions set forth in the Option Agreement, the Company grants to Interactive an irrevocable option (the "Option") to purchase up to 6,889,293.63 shares, as adjusted therein (the "Option Shares"), of Common Stock at a purchase price of $7.65 per Option Share, as adjusted therein.

                  b) EXERCISE OF OPTION. Interactive may, at any time or times, exercise the Option, in whole or in part, after the occurrence of any event as a result of which Interactive is entitled to receive the Termination Fee (as defined in the Merger Agreement) pursuant to
         Section 5.08 of the Merger Agreement (a "Purchase Event"); PROVIDED, HOWEVER, that (i) the Option will terminate and be of no further force and effect upon the earliest to occur of (A) the Effective
         Time, (B) twelve (12) months after the first occurrence of a Purchase Event, and (C) termination of the Merger Agreement in accordance with its terms prior to the occurrence of a Purchase
         Event, unless, in the case of clause (C), Interactive has the right to receive a Termination Fee following such termination upon the occurrence of certain events, in which case the Option will not terminate until the later of (x) twelve (12) months following the time such Termination Fee becomes payable and (y) the expiration of the period in which Interactive has such right to receive a Termination Fee, and (ii) any purchase of Option Shares upon exercise of the Option will be subject to compliance with all applicable laws and regulations which may prohibit the purchase of the Option Shares specified in the Exercise Notice (as defined therein) without first obtaining or making necessary approvals.

                  c) REGISTRATION RIGHTS. The Company will, if requested by Interactive at any time within two (2) years of the exercise of the Option, as expeditiously as possible prepare and file up to three
         (3) registration statements under the Securities Act of 1933 if such registration is necessary in order to permit the sale or other disposition of any or all shares of securities that have been acquired by or are issuable to Interactive upon exercise of the Option in accordance with the intended method of sale or other disposition stated by Interactive. The Company will use its reasonable efforts to qualify such shares or other securities under any applicable state securities laws, provided that the Company shall not be required to effect such registration if less than 10% of the Option Shares subject to the Option will be offered for sale pursuant thereto.

                  If, within two (2) years of the exercise of the Option, the Company effects a registration under the Securities Act of 1933 of the Company's Common Stock for its own account or for any other stockholders of the Company (other than on Form S-4 or Form S-8, or any successor form), it will allow Interactive the right to participate in such registration, and such participation will not affect the obligation of the Company to effect demand registration statements, as described above, for Interactive; PROVIDED THAT, if the managing underwriters of such offering advise the Company in writing that in their opinion the number of the Company's Common
         Stock requested to be included in such registration exceeds the number which can be sold in such offering, the Company will include the shares requested to be included therein by Interactive pro rata with the shares intended to be included therein by the Company or any other stockholders who may have priority as to the Company.

                  d) QUOTATION. If the Company's Common Stock or any other securities to be acquired upon exercise of the Option are then approved for quotation on The Nasdaq National Market (or any other national securities exchange or national securities quotation system), the Company, upon the request of Interactive, will promptly file an application to have approved for quotation the shares of the Company's Common Stock or other securities to be acquired upon exercise of the Option on The Nasdaq National Market (and any such other national securities quotation system) and will use reasonable efforts to obtain approval of such quotation as promptly as practicable.

                  See the response to Item 4 regarding the Merger Agreement and Voting and Standstill Agreements.

         Except for the agreements described in the response to Item 4 and this
Item 6, none of the Reporting Persons, nor, to the best of their knowledge, any persons listed on Schedule B hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person, with respect to any securities of the Company.

         A copy of each of the Merger Agreement, the Voting and Standstill Agreements and the Option Agreement have been filed as exhibits hereto and are incorporated herein by reference.


ITEM 7.          MATERIALS TO BE FILED AS EXHIBITS

         The following materials are filed as Exhibits to this Statement:

         Exhibit A: Agreement and Plan of Merger, dated as of November 14, 1999, among Data Broadcasting Corporation, Detective Merger-Sub, Inc., Pearson Longman, Inc. and Interactive Data Corporation.

         Exhibit B: Option Agreement, dated as of November 14, 1999, by and between Data Broadcasting Corporation and Interactive Data Corporation.

         Exhibit C: Voting and Standstill Agreement, dated as of November 14, 1999, by and between Interactive Data Corporation and Alan J. Hirschfield Living Trust.

         Exhibit D: Voting and Standstill Agreement, dated as of November 14, 1999, by and between Interactive Data Corporation and AFT/FGT Family Partners Ltd and Tessler Family Limited Partnership.

                                    SIGNATURE


                  After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 24, 1999

                            Pearson plc


                            By:  /s/ Julia Casson
                                --------------------------------
                                 Name:  Julia Casson
                                 Title: Company Secretary


                            Pearson Overseas Holdings Ltd.


                            By:  /s/ Josephine Gomm
                                --------------------------------
                                 Name:  Josephine Gomm
                                 Title: Company Secretary


                            Pearson Netherlands BV


                            By:  /s/ D.H. Colville
                                --------------------------------
                                 Name:  D.H. Colville
                                 Title: Director


                            Pearson AG


                            By:  /s/ Martin Frey
                                --------------------------------
                                 Name:  Martin Frey
                                 Title: Director


                            By:  /s/ Peter Gill
                                --------------------------------
                                 Name:  Peter Gill
                                 Title: Chairman


                            Pearson Inc.


                            By:  /s/ Philip Hoffman
                                --------------------------------
                                 Name:  Philip Hoffman
                                 Title: President

                            Pearson Holdings Inc.


                            By:  /s/ Philip Hoffman
                                --------------------------------
                                 Name:  Philip Hoffman
                                 Title: President


                            Pearson Longman, Inc.


                            By:  /s/ William Lincoln
                                --------------------------------
                                 Name:  William Lincoln
                                 Title: President


                            Interactive Data Corporation


                            By:  /s/ Stuart J. Clark
                                --------------------------------
                                 Name:  Stuart J. Clark
                                 Title: President

                                                                      SCHEDULE A
                                                                      ----------

Name of Reporting Person     Address of the Principal Office
------------------------     -------------------------------

Pearson                      3 Burlington Gardens, London W1X 1LE, England

Pearson Overseas             3 Burlington Gardens, London W1X 1LE, England

Pearson Netherlands          Media Centre, 4th Floor, Room 405, Sumatralaan 45, 1217 GP
                             Hilversum, The Netherlands

Pearson AG                   Chollerstrasse 37, CH-6301 Zug, Switzerland

Pearson Inc.                 1330 Avenue of the Americas, 7th Floor, New York, New York
                             10019

Pearson Holdings             1330 Avenue of the Americas, 7th Floor, New York, New York
                             10019

Pearson Longman              c/o Headland Digital Media, Inc., 444 Spear Street, San Francisco,
                             California  94105

Interactive                  22 Crosby Drive, Bedford, Massachusetts  01730


                                                                     SCHEDULE B
                                                                     ----------

                                   PEARSON PLC


Name                         Position                         Principal Occupation/Business Address
-----------------------      -------------------------------  --------------------------------------------------------------------
Lord Stevenson               Chairman                         Director/Cloaca Maxima, 2nd Floor, 68 Pall Mall, London   SW1Y SES

Marjorie M. Scardino         Chief Executive                  Director/Pearson plc, 3 Burlington Gardens, London W1X 1LE

David C. M. Bell             Executive Director               Director/Pearson plc, 3 Burlington Gardens, London W1X 1LE

John C. Makinson             Finance Director                 Finance Director/Pearson plc, 3 Burlington Gardens, London W1X 1LE

Lord Burns                   Non-Executive Director           Member of House of Lords/13 North Avenue, London W13 8AP

Michel David-Weill           Non- Executive Director          Banker/Lazard Freres & Co LLC, 30 Rockefeller Plaza, New York, NY
                                                              10020

Gill M. Lewis                Non-Executive Director           Managing Partner/Heidrick & Struggles, 100 Picaddilly, London  W1V
                                                              9FN

Reuben Mark                  Non-Executive Director           Chairman and Chief Executive Officer/Colgate-Palmolive Co, 300 Park
                                                              Avenue, New York, NY  10022-7499

Vernon L. Sankey             Non- Executive Director          Director/67 Alma Road, Windsor, Berkshire SL4 3HD

David J. Verey               Non-Executive Director           Merchant Banker/Lazard Brothers & Co Ltd., 21 Moorfields, London
                                                              EC2P 2HT

Julia M. Casson              Secretary                        Secretary/Pearson plc, 3 Burlington Gardens, London  W1X 1LE



                         PEARSON OVERSEAS HOLDINGS LTD.



Name                         Position                         Principal Occupation/Business Address
-----------------------      -------------------------------  --------------------------------------------------------------------
David H. Colville            Director                         Chartered Accountant/Pearson plc, 3 Burlington Gardens,  London  W1X
                                                              1LE

John C. Makinson             Director                         Finance Director/Pearson plc, 3 Burlington Gardens,  London  W1X 1LE

Peter R. Gill                Director                         Director, Financial Operations/Pearson plc, 3 Burlington Gardens,
                                                              London  W1X 1LE

J.E. Gomm                    Secretary                        Secretary/Pearson plc, 3 Burlington Gardens,  London  W1X 1LE

Marjorie M. Scardino         Director                         Director/Pearson plc, 3 Burlington Gardens,  London  W1X 1LE

Alan C. Miller               Director                         Accountant/Pearson plc, 3 Burlington Gardens,  London  W1X 1LE



                               PEARSON NETHERLANDS



Name                         Position                         Principal Occupation/Business Address
-----------------------      -------------------------------  --------------------------------------------------------------------

George F. Nicolai                      Director               Director/MeesPierson Trust, Aert van Nesstraat 45, P.O. Box 548, 3000
                                                              AM Rotterdam

Jan Francis van der Drift              Director               Businessman/Leeteinde 20-22, 1151 AK Broek in Waterland, Holland

Matthieu van Sint Truiden              Director               Attorney/Nauta Dutilh, Postbus 7113, 1007 JC  Amsterdam

David H. Colville                      Director               Group Tax Director/Pearson plc, 3 Burlington Gardens, London  W1X
                                                              1LE



                                   PEARSON AG


Name                         Position                         Principal Occupation/Business Address
-----------------------      -------------------------------  --------------------------------------------------------------------

Peter R. Gill                Chairman                         Director, Financial Operations/Pearson plc, 3 Burlington Gardens,
                                                              London W1X 1KE

Josef Grand                  Vice - Chairman                  Certified Public Accountant/Bundtacherstrasse 35, 8127 Forch,
                                                              Switzerland

Martin Frey                  Member                           Attorney/Baker & McKenzie, Zollikerstrasse 225, Postfach 57, 8034
                                                              Zurich

Philip J. Hoffman            Member                           President/Pearson Inc., 1330 Avenue of the Americas, 7th Floor, NY
                                                              10019


                                  PEARSON INC.


Name                         Position                               Principal Occupation/Business Address
-----------------------      -------------------------------        --------------------------------------------------------------

Philip J. Hoffman            Director, President                    President/Pearson Inc., 1330 Avenue of the Americas, 7th Floor,
                                                                    New York, NY  10019

Randall Keller               Director, Executive Vice President     Head of Human Resource Dept./Pearson Inc., 1330 Avenue of the
                             - Human Resources                      Americas, 7th Floor, New York, NY  10019

John C. Makinson             Director                               Finance Director/Pearson plc, 3 Burlington Gardens, London
                                                                    W1X 1LE

Thomas Wharton               Director, Vice President of            Vice President of Taxation/Pearson Inc., 1330 Avenue of the
                             Taxation, Secretary                    Americas, 7th Floor, New York, NY  10019

Mike Fortini                 Vice President                         Vice President of Finance/Pearson Inc., 1330 Avenue of the
                                                                    Americas, 7th Floor, New York, NY  10019

Shaheda Sayed                Assistant Secretary                    Director of Taxation/Pearson Inc., 1330 Avenue of the Americas,
                                                                    7th Floor, New York, NY  10019

Ken Lockhart                 Vice President of Real Estate          Vice President of Real Estate/Pearson Inc., 1330 Avenue of the
                                                                    Americas, 7th Floor, New York, NY  10019

Dick Koplitz                 Vice President of Global               Vice President of Global Purchasing/Pearson Inc., 1330 Avenue
                             Purchasing                             of the Americas, 7th Floor, New York, NY  10019

Susan Costomiris             Controller                             Controller/Pearson Inc., 1330 Avenue of the Americas, 7th Floor,
                                                                    New York, NY  10019



                              PEARSON HOLDINGS INC.



Name                         Position                         Principal Occupation/Business Address
-----------------------      -------------------------------  --------------------------------------------------------------------
Philip J. Hoffman            Director, President              President/Pearson Inc., 1330 Avenue of the Americas, 7th Floor,
                                                              New York, NY  10019

Randall Keller               Director, Vice President -       Head of Human Resource Dept./Pearson Inc., 1330 Avenue of the
                             Human Resources                  Americas, 7th Floor, New York, NY  10019

John C. Makinson             Director, Treasurer              Finance Director/Pearson plc, 3 Burlington Gardens, London W1X 1LE

Thomas Wharton               Director, Vice President -       Vice President of Taxation/Pearson Inc., 1330 Avenue of the Americas,
                             Finance, Secretary               7th Floor, New York, NY  10019

Arieh Flemenbaum             Assistant Secretary              Attorney/Cowan & Minetz, 180 N LaSalle St., Suite 1922, Chicago,
                                                              IL 60601



                              PEARSON LONGMAN, INC.



Name                         Position                         Principal Occupation/Business Address
-----------------------      -------------------------------  --------------------------------------------------------------------

William Lincoln              President                        Vice President of Operations at Pearson Television North America/2700
                                                              Colorado Ave., Suite 450, Santa Monica, CA  90404

Mark Nieker                  Treasurer                        President of Headland Digital Media, Inc./444 Spear Street,  San
                                                              Francisco, CA  94105

Debra Garber                 Secretary                        Controller of Headland Digital Media, Inc./444 Spear Street,  San
                                                              Francisco, CA  94105

William Cowan                Assistant Secretary              Attorney/Cowan & Minetz, 180 N. LaSalle St., Suite 1922, Chicago, IL
                                                              60601


                          INTERACTIVE DATA CORPORATION



Name                         Position                         Principal Occupation/Business Address
-----------------------      -------------------------------  --------------------------------------------------------------------
Philip J. Hoffman            Director                         President of Pearson Inc./1330 Avenue of the Americas, 7th Floor, New
                                                              York, NY  10011

Stuart J. Clark              Director, President, Asst.       President of Interactive Data Corporation-AssetManagement, 22 Crosby
                             Secretary                        Drive, Bedford, MA  01730

William W. Grieve            Director, Vice President,        Senior Vice President- Finance and Administration/ 22 Crosby Drive,
                             Treasurer, Asst. Secretary       Bedford, MA  01730

Joan Carlton                 Vice President                   Vice President-Data Systems/22 Crosby Drive, Bedford, MA  01730

Howard Barnstone             Vice President                   Vice President- US Business Operations/22 Crosby Drive, Bedford, MA
                                                              01730

Paul Conley                  Vice President                   Vice President-Data Center/22 Crosby Drive, Bedford, MA  01730

Raymond L. D'Arcy            Vice President                   Senior Vice President-Sales, Marketing and Customer Service/22 Crosby
                                                              Drive, Bedford, MA  01730

Richard W. Lindeman          Vice President                   Vice President-Marketing/22 Crosby Drive, Bedford, MA  01730

John L. King                 Vice President                   Chief Operating Officer/22 Crosby Drive, Bedford, MA  01730

Andrea H. Loew               Vice President, Secretary        Vice President and Group General Counsel/22 Crosby Drive, Bedford,
                                                              MA 01730

Norbert V. Schwartz          Vice President                   Vice President-Customer Service/22 Crosby Drive, Bedford, MA  01730


                                  EXHIBIT INDEX

         The following materials are filed as Exhibits to this Statement:

         Exhibit A: Agreement and Plan of Merger, dated as of November 14, 1999, among Data Broadcasting Corporation, Detective Merger-Sub, Inc., Pearson Longman, Inc. and Interactive Data Corporation.

         Exhibit B: Option Agreement, dated as of November 14, 1999, by and between Data Broadcasting Corporation and Interactive Data Corporation.

         Exhibit C: Voting and Standstill Agreement, dated as of November 14, 1999, by and between Interactive Data Corporation and Alan J. Hirschfield Living Trust.

         Exhibit D: Voting and Standstill Agreement, dated as of November 14, 1999, by and between Interactive Data Corporation and AFT/FGT Family Partners Ltd and Tessler Family Limited Partnership.